San Blas Securities, LLC
STATEMENT OF FINANCIAL CONDITION
March 31, 2022

ASSETS

Cash	$	152,386
Cash deposited with clearing organization		78,018
Marketable securities at market value		809,256
Receivable from broker-dealers		723,351
Due from related parties		141,279
Loan receivable		95,000
Furniture and equipment (net)		16,378
Other		27,693
Total assets	$	2,043,361

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	460,300
Due to clearing organization		818,486
Due to related party		18,170
Total liabilities		1,296,956
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY		746,405
Total liabilities and member's equity	$	2,043,361